FIXED ACCOUNT RIDER

This rider is issued as part of the contract to which it is attached. The effective date is when this rider is issued and made part of the contract. Except where this rider provides otherwise, it is subject to all of the conditions and limitations of the contract.

This rider adds the Fixed Account to Your Contract.

The following definitions under the Definition of Certain Terms are modified as follows:

Account - Any of the Sub-Account(s) or the Fixed Account(s).

The following definitions are added to the Definition of Certain Terms:

Fixed Account - Part of Our General Account to which all or a part of the Contract Value may be allocated. In Our sole discretion, We may restrict Your ability to allocate Contract Value or make premium payments to the Fixed Account at any time. We may close the Fixed Account to subsequent payments or any transfers of Contract Value from the Sub-Account(s) to the Fixed Account. We may also make the Fixed Account available only through enrollment in one or more Programs that We establish. Any transfers, deductions or surrenders from the Fixed Account(s) will be accounted for on a first in, first out basis.

Fixed Account Interest Rate - A rate, determined by Us, not less than 1.5%. We will determine the interest rate such that the surrender value shall meet or exceed the nonforfeiture amount pursuant to Your state's standard nonforfeiture law. We reserve the right to reduce the Fixed Account Interest Rate on premium payments or transfers to the Fixed Account from the Sub-Account(s) subject to Your state's modification of its standard nonforfeiture law.

Fixed Account Value - We will determine the value of the Fixed Account by crediting interest daily at the effective annual Fixed Account Interest Rate.

The Transfers Between Accounts Provisions is modified to add the following provision:

Transfers Between the Fixed Account and the Sub-Account(s)
The maximum amount transferable from the Fixed Account during the Contract Year is the greater of:
a)30% of the Fixed Account value as of the last Contract Anniversary, or
b)the largest sum of your prior transfers from the Fixed Account in any one Contract Year.

These limitations also apply to systematic transfers from the Fixed Account, except for certain Programs specified by Us.

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However, if the interest rate is renewed at a rate equal to the previous rate less one percent or more, You may transfer a dollar amount up to 100% of the Fixed Account dollar value receiving that reduced rate within 60 days of notification of the interest rate decrease.

Transfers may not be made from any Sub-Account(s) into the Fixed Account for the six-month period following the most recent transfer from the Fixed Account into any Sub-Account(s).

We may defer any transfers or surrenders from the Fixed Account for up to six months from the date of request.

The first paragraph of the Net Premium Payments provision under the Valuation Provisions is replaced as follows:

Net Premium Payments
The net premium payment is equal to the premium payment minus any applicable Premium Taxes We may deduct. The net premium payment, plus any credited Payment Enhancement(s) if Your contract provides for Payment Enhancement(s), is applied to purchase Fixed Account values or Sub-Account Accumulation Units with respect to the Sub-Account(s) that You have selected.

The Annual Maintenance Fee provision under the Valuation Provisions is rewritten in its entirety to read as follows:

Annual Maintenance Fee
During each year that this contract is in force prior to the Annuity Commencement Date, the Annual Maintenance Fee, if applicable, will be deducted on the Contract Anniversary and upon full surrender of the contract. The fee will be charged against the Contract Value by reducing the Fixed Account value, and with respect to the Sub-Accounts, the number of Accumulation Units held as of that date. The fee will be charged on a pro-rata basis with respect to each active Account. The number of Accumulation Units deducted from each Sub-Account is determined by dividing the pro-rata portion of the Annual Maintenance Fee by the value of an Accumulation Unit for the applicable Sub-Account.

The Payment on Surrender - Deferral of Payment provision under the Surrender Provisions is modified to include the following paragraph at the end of the provision:

We may defer payment of any amounts from the Fixed Account for up to six months from the date of the request to surrender. If We defer payment for more than 30 days, We will pay interest per annum of at least the statutory required minimum interest rate then in effect on the amount deferred.

Signed for Hartford Life Insurance Company

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